BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the _applicant_ required to be reported on Schedule B?

◉ **Yes**   ○ **No**

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
DOLAN, JAMES CHRISTOPHER	I	CHIEF COMPLIANCE OFFICER	09/2015	NA	Y	N	3219968
HAGEN, DAVID WALTER	I	CHIEF PRODUCT OFFICER	03/2022	NA	N	N	2101752
~~KEZAR MARKETS~~LeveL Holdings, LLC	DE	OWNER	03/2022	E	Y	N	20-1926812
LINARES, JOHN FITZGERALD	I	GENERAL COUNSEL, CORPORATE SECRETARY	03/2022	NA	N	N	3104547
MIELE, STEPHEN R	I	CHIEF EXECUTIVE OFFICER	03/2022	NA	Y	N	2645590
STUPAY, MICHAEL ELLIOT	I	FINOP,PRINCIPAL OPERATIONS OFFICER, PRINCIPAL FINANCIAL OFFICER	03/2022	NA	N	N	2287906